[JAKKS Letterhead]

August 28, 2009

VIA EDGAR, FAX (202-772-9202)
AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Ms. Linda Cvrkel

Re:	JAKKS Pacific, Inc. and its Subsidiaries (collectively, the “Company”)
Form 10-K for the year ended December 31, 2008, Filed March 2, 2009
File No.  0-28104

Dear Ms. Cvrkel:

This letter shall serve to respond to the questions and comments contained in the Commission’s letter to the Company dated June 29, 2009 regarding its review of the above-referenced Form10-K.

We have prepared our responses based upon the order of the comments set forth in the Commission’s letter.

Form 10-K for the year ended December 31, 2008

World Wrestling Entertainment Video Games, page 7

1.      We note from your disclosure that the joint venture formed with THQ entered into a license agreement with the WWE under which it acquired the exclusive worldwide right to publish WWE video games on all hardware platforms.  The term of the license agreement expires on December 31, 2009 and the joint venture has a right to renew the license for an additional five years provided that there is an absence of a material breach of the license agreement…” Considering that the WWE has filed several lawsuits against you, THQ and the joint venture declaring among other things, that the video game license with the joint venture and an amendment to your toy licenses with WWE are void and unenforceable, please revise your MD&A in future filings to quantify the potentially adverse consequences to your business, future statement of position, future results of operations and future cash flows if the joint venture is not able to renew the license agreement with the WWE.  As part of your response, please provide us with your proposed future disclosure.

Response:

Please be advised that the WWE Action and the Connecticut Action have both been dismissed. The dismissal of the WWE Action has been affirmed by the Second Circuit Court of Appeals and the dismissal in the Connecticut Action has been appealed.  Accordingly, no material breach of the license agreement has been found and the license remains in full force and effect.  With respect to the renewal of the videogame license, disclosure has been added to the 6/30/09 10-Q (Notes to Condensed Consolidated Financial Statements, Note 17 and Part II, Item 1) disclosing our dispute with THQ over the effectiveness of our notice to renew.  If the license is not renewed, or if the WWE is successful on one of its claims to terminate the license, we are unable to quantify the amount of adverse consequences inasmuch as any future revenue from the license is speculative.  While the amount of past profits from the license received by us in the form of the Preferred Return has been, and continues to be, disclosed in all of our periodic reports, there is no basis to estimate the profits, if any, that we would not realize in the event the license is not renewed.   Accordingly, we respectfully request that this comment be waived.

Part I, page 2

Item 1A. Risk Factors, page 11

2.      In future filings, please remove the references in your first paragraph that the risk factors listed in your annual report on Form 10-K are “illustrative” of the risks and uncertainties that may arise or revise to clarify that you have discussed all known material risks.

Response:

In our future applicable filings, we will remove the references in our first paragraph that the risk factors listed in our annual report on Form 10-K are “illustrative” of the risks and uncertainties that may arise.

Quarterly Fluctuations and Seasonality, page 33

3.      Reference is made to your disclosure on page 33 where we note significant variability in income (loss) from operations, income before incomes taxes and net income between the first quarter of 2008 and fourth quarter of 2008, and the comparable prior first quarter of 2007 and fourth quarter of 2007, respectively.  In this regard, please provide  us with (i) the nature of items and amounts that contributed to the aforementioned significant variability in the first quarter of 2008 and fourth quarter of 2008 when compared to the first quarter of 2007 and fourth quarter of 2007, respectively and (ii) the reasons why income (loss) from operations, income before incomes taxes and net income compared to the respective net sales for the first quarter of 2008 and fourth quarter of 2008 is disproportionately different when compared to the comparable prior quarters of 2007.

Response:

	2007				2008
	First	Second	Third	Fourth	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter

Net sales	$124,062	$129,547	$318,391	$285,085	$130,935	145,291	357,824	269,347
As a % of full year	14.5%	15.1%	37.1%	33.3%	14.5%	16.1%	39.6%	29.8%
Gross Profit	45,508	45,295	124,050	108,797	47,441	52,058	129,065	92,649
As a % of full year	14.1%	14.0%	38.3%	33.6%	14.8%	16.2%	40.2%	28.8%
As a % of net sales	36.7%	35.0%	39.0%	38.2%	36.2%	35.8%	36.1%	34.4%
Income (loss) from operations	3,324	6,488	65,057	32,129	(894)	5,568	57,338	8,824
As a % of full year	3.1%	6.1%	60.8%	30.0%	-1.3%	7.9%	80.9%	12.5%
As a % of net sales	2.7%	5.0%	20.4%	11.3%	-0.7%	3.8%	16.0%	3.3%
Income before income taxes	4,762	7,403	67,087	50,289	1,300	5,994	60,803	20,802
As a % of net sales	3.8%	5.7%	21.1%	17.6%	1.0%	4.1%	17.0%	7.7%
Net income	3,238	5,034	47,318	33,401	877	4,156	54,145	16,879
As a % of net sales	2.6%	3.9%	14.9%	11.7%	0.7%	2.9%	15.1%	6.3%

Comparison of the First Quarter of 2008 and 2007

Gross margin for first quarter 2008 and 2007 were comparable.  Gross profit in 2008 was higher by $1.9 million compared to 2007 as a result of higher volume of unit sales for that quarter.

Income from operations was lower in 2008 compared to 2007, mainly due to higher product development and product testing charges of $1.9 million in 2008, which increased by 1.3% of net sales from 2.6% of net sales in 2007 to 3.9% of net sales in 2008.  Additionally, legal expenses in SG&A were $2.3 million higher in 2008 compared to 2007.

Comparison of the Fourth Quarter of 2008 and 2007

Gross margin for fourth quarter 2008 was lower by 3.8% of net sales compared to 2007 mainly to more goods sold with a higher cost of sales and higher depreciation of molds and tools as a result of higher purchases of molds and tools in 2008 in support of an increased number of new items in 2008. Gross profit in 2008 was lower compared to 2007 mainly due to lower volume of unit sales, more goods sold with a higher cost of sales and higher depreciation of molds and tools as a result of higher purchases of molds and tools in 2008.

Income from operation was lower in 2008 compared to 2007, mainly due to higher product development and product testing charges of $3.8 million in 2008, which increased by 1.5% of net sales from 2.0% of net sales in 2007 to 3.5% of net sales in 2008.  Additionally, legal expense and advertising expense were higher in 2008 compared to 2007 by $1.1 million and $6.1 million, respectively.

Profit from our joint venture decreased by $5.5 million in 2008 from $18.1 million in 2007 to $12.6 million in 2008 due to lower sales of video games.

The effective tax rate for the fourth quarter 2008 was 18.9% compared to 33.6% for the fourth quarter 2007.  The decrease in the effective rate in 2008 is primarily due to the reduction in income tax expense due to the de-recognition of a previously recorded potential income tax liability for uncertain tax positions that are no longer subject to audit due to the closure of the audit period.

Part III, page 64

Elements of Executive Compensation, page 67

4.      We note the disclosure on page 67 that the Compensation Committee has “negative discretion” to adjust performance results used to determine annual incentive and the vesting schedule of long-term incentive awards.  In future filings, please describe the negative discretion that the Compensation Committee may use to adjust the performance results in determining levels of compensation.

Response:

In our future applicable filings, we will describe the negative discretion that the Compensation Committee may use to adjust the performance results in determining levels of compensation.

Annual Cash Incentive Compensation, page 67

5.      In future filings, please disclose all performance targets, including the targeted level of your adjusted earnings per share for your annual cash incentive compensation and the share growth targets for acceleration of the vesting period of restricted stock awards, which must be achieved in order for your executive officers to earn their incentive compensation.  To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion.  Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Response:

In our future applicable filings, we will disclose all performance targets, including the targeted level of our adjusted earnings per share for our annual cash incentive compensation and the share growth targets for acceleration of the vesting period of restricted stock awards, which must be achieved in order for our executive officers to earn their incentive compensation.

Management Discussion and Analysis

6.      We note that you have recently experienced declines in the trading value of your outstanding common shares, which has resulted in the Company’s market capitalization being significantly less than the Company’s recorded book value of its net assets.  We also note that your book value at December 31, 2008 and March 31, 2009 included a significant amount of goodwill and intangible assets.  Given the significant disparity between your market capitalization and your book value at December 31, 2008 and March 31, 2009, respectively, please expand MD&A in future filings to explain the facts and circumstances which management believes are responsible for the significant disparity between your market capitalization and the book value of your equity.  Also, please disclose in future filings how the aforementioned was considered in your goodwill and intangible assets impairment analysis.  As part of your response, please provide us with your proposed future disclosure.

Response:

As of June 30, 2009, all of the goodwill on our books was written down as a result of our interim impairment assessment performed due to the sustained reduction in the market capitalization of our common stock even though, among other things, there  was a favorable Second Circuit of Appeals affirmence of the dismissal of the WWE Action in the Company’s ongoing litigation with the WWE which did not result in any recovery in the Company’s market capitalization. It has been determined that the decline is not temporary resulting in the write off of $407.1 million of goodwill, all of which was attributable to our acquisition of operating businesses in the past.

In our future applicable filings, we will expand our MD&A to explain the facts and circumstances which management believes are responsible for the significant disparity between our market capitalization and the book value of our equity when such disparities arise. We will also disclose how the aforementioned is considered in our goodwill and intangible assets impairment analysis.

Consolidated Balance Sheets and Income Statements

Note 4-Joint Venture, and

Form 10-Q for the period ended March 31, 2009

Note 10-Joint Venture

7.      We note that in regards to your preferred return in the joint venture with THQ, you recorded a receivable of $52.8 million for the period from July 1, 2006 to December 31, 2008 and $56.2 million for the period from July 1, 2006 to March 31, 2009 based on the same rates set forth under the original joint venture agreement.  In this regard, please tell us why you believe it is appropriate to recognize income using the rates set forth in the initial arrangement when your preferred return arrangement is subject to renegotiation, particularly when THQ seeks to pay a substantially lower rate than in the past.  Supplementally, advise us of the amounts of the receivable and income that are subject to arbitration as of December 31, 2008 and for the quarter ended March 31, 2009, and provide us with your basis for the accounting treatment used as it is unclear to us how you conclude the realization of such amounts is probable in light of THQ’s position. As part of your response, specifically cite what amounts would have been recognized should THQ’s position prevail.  Also, cite what consideration might be given by the arbitrator to the current unfavorable economic conditions as compared to those that existed prior to the renewal period.  We may have further comment upon reviewing your response.

Response:

The rate of our preferred return in the joint venture with THQ Inc. is governed by the terms of the Operating Agreement between us (the “Agreement”).  The Agreement, in providing for a possible adjustment to the percentage amount (up or down) of the preferred return, states as follows:

Notwithstanding anything herein, the arbitrator will be instructed to take into account (i) general economic conditions, (ii) market conditions (current and future) in the interactive game business, (iii) market conditions (current and future) in the professional wrestling business in general and the business of the WWF in particular, (iv) historical sales by the Joint Venture and (v) the Joint Venture’s historical profits –– all for the purpose of evaluating the prospective anticipated Joint Venture Net Sales and profits and each party’s risks, benefits and investments during such Subsequent Distribution Period, but not for the purpose of attempting to adjust for, or compensate either party for, the results obtained during the Initial Distribution Period or any prior Subsequent Distribution Period.   If such economic and market conditions are essentially the same at the time of such arbitration as they are as of the date of this Agreement, the Subsequent Games Sales Amount and the Base Amount for the Subsequent Distribution Period shall be essentially the same as for the Initial Distribution Period; and if such economic or market conditions have changed, such Changes shall be considered by the Arbitrator in determining which party’s proposals to accept.

We believe the foregoing provision of the Agreement should have lead the arbitrator to conclude that the preferred return should either stay the same or be increased particularly based on the actual sales results for the WWE videogame for the period through June 30, 2009.  Those actual results for 12 of the 14 quarters comprising the July 1, 2006 through December 31, 2009 period, supported a Preferred Return higher than 10%.  These actual results coupled with THQ’s admissions (based on its accrual) and the availability of its past projections of videogame sales, formed the basis of our belief that our accrual was appropriate.    We had conservatively assumed it to stay the same.

Moreover, THQ in its own filings, had an accrued liability in its financial statements based on the preferred return continuing at the same level which we believed under FASB 5, constituted a binding admission on the part of THQ that its accrual rate was the best estimate of the minimum amount due to us.

Furthermore, the Agreement provides for a “baseball” method of arbitration, pursuant to which each of THQ and we each proposed a reset amount and the arbitrator was to select one or the other proposal.   In light of our assessment of the above provision, we proposed the same rate of preferred return we received through June 30, 2006.   To indicate otherwise in our financial statements would have been inconsistent with the amount to which we believe we were entitled under the contract.

Based upon the foregoing assessment, we accrued a total of $52.8 million for the period from July 1, 2006 to December 31, 2008 and an additional $3.4 million for the period from January 1, 2009 to March 31, 2009 for a total of $56.2 million.  On July 24, 2009, the arbitrator rendered a decision in favor of THQ setting the preferred return rate at 6% of net sales, which resulted in a charge to earnings in the amount of $22.5 million during the quarter ended June 30, 2009 and we have since been paid by THQ the sums of $32,759,372 for the period July 1, 2006 to March 31, 2009 and $709,544 for the quarter ending June 30, 2009.  Through the end of the current distribution period on December 31, 2009, we will accrue the preferred return at the new 6% rate. The rate for the renewal period which commences on January 1, 2010 and ends on December 31, 2014 is subject to negotiation between THQ and us.

8.      Reference is made to the joint venture with THQ.  In this regard, please tell us if this joint venture is a variable interest entity as defined by FIN46(R) supported with your basis for your conclusion.  If this joint venture with THQ is a variable interest entity, please provide us with and revise future filings to include in your notes to your financial statements the disclosures outlined in Appendix C of FSP No.  FAS 140-4 and FIN 46(R)-8, with regards to this ownership interests in a variable interest entity.

Response:

The joint venture with THQ is not a variable interest entity as defined by FIN 46.  Because of this, it is not subject to consolidation with JAKKS Pacific, Inc.

The joint venture is a limited liability company comprised of two members, JAKKS Pacific, Inc. and THQ each of which are 50% partners, and THQ is the consolidating entity.

The total investment at risk in the entity is sufficient to permit the entity to finance its activities, and no additional investment, other than the initial capital investment, has been required since inception.

The JV partners do retain the rights to make decisions about the entity, and THQ is contractually obligated to absorb any losses of the JV.

The JV has specific contractual terms where each party’s rights and obligations are determined.  This includes the payment of a preferred return to JAKKS, and the retention of other profits by THQ.

Item 9A.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 62

9.      We note from your disclosure that you have concluded that as of the end of the period covered by this Annual Report, your disclosure controls and procedures were adequate and effective to ensure that information required to be disclosed by you in the reports you file or submit with the Securities and Exchange Commission is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.  In future 10-Ks and 10-Qs, please revise the conclusion of your principle executive and financial officers regarding the effectiveness of your disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e), or simply state, if true, that such officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report.  Refer to Item 307 of Regulation S-K.

Response:

In our future applicable filings, if true, we will revise the conclusion of our principle executive and financial officers that our disclosure controls and procedures were effective as of the end of the period covered by the report.

Form 10-Q for the quarterly period ended March 31, 2009

Financial Statements

Note 1 – Basis of Presentation, page 5

10.    We note from your disclosure that effective January 1, 2009, you changed the deprecation methodology for molds and tools used in the manufacturing of products from a straight-line basis to a usage basis.  In this regard, please tell us if this change in accounting principle was made retrospectively as prescribed by paragraph 15 of SFAS No.  154.  Also, please provide us with and revise the notes to your financial statements to include the disclosures outlined in paragraph 17 of SFAS 154 or tell us why you believe these disclosures are not required.

Response:

Beginning with the Form 10-Q for the quarter ended June 30, 2009, we applied the change retrospectively. Below please find the related footnote disclosure.

Effective January 1, 2009, the Company changed its depreciation methodology for molds and tools used in the manufacturing of its products from a straight-line basis to a usage basis, which is more closely correlated to production of goods.  While both methods of depreciation allocation are acceptable, the Company believes that the usage method more accurately matches costs with revenues.  Furthermore, the useful estimated life of molds and tools was maintained at two years.  The following financial statement line items for the three months and six months ended June 30, 2008 were affected by the change in accounting principle (in thousands):

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three Months Ended June 30, 2008			Six Months Ended June 30, 2008
	As Computed under usage method	As Reported under Straight- line method	Effect of Change	As Computed under usage method	As Reported under Straight- line method	Effect of Change
Net sales	$145,291	$145,291	$—	$276,226	$276,226	$—
Cost of sales	92,366	93,233	(867)	174,804	176,727	(1,923)
Gross Margin	$52,925	$52,058	$867	$101,422	$99,499	$1,923
Income from operations	$6,435	$5,568	$867	$6,597	$4,674	$1,923
Income before provision for income taxes	$6,861	$5,994	$867	$9,217	$7,294	$1,923
Provision for income taxes	2,091	1,838	253	2,857	2,261	596
Net income	$4,770	$4,155	$614	$6,360	$5,033	$1,327
Earnings per share – basic	$0.17	$0.15	$0.02	$0.23	$0.18	$0.05
Earnings per share - diluted	$0.17	$0.15	$0.02	$0.23	$0.18	$0.05

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	As of June 30, 2008
	As Computed under usage method	As Reported under Straight- line method	Effect of Change
Income taxes receivable	$8,919	$9,515	$(596)
Property and Equipment
Office furniture and equipment	$10,743	$10,743	$—
Molds and tooling	54,960	54,960	—
Leasehold improvements	5,317	5,317	—
Total	71,020	71,020	—
Less accumulated depreciation and amortization	42,625	44,548	(1,923)
Property and equipment, net	$28,396	$26,472	$1,923
Retained earnings	$—	$—	$—

As a result of the accounting method change, there was a minimal cumulative effect to the Company’s retained earnings as of January 1, 2009.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Six Months Ended June 30, 2008
	As Computed under usage method	As Reported under Straight- line method	Effect of Change
Cash flow used in operations	$(6,250)	$(6,250)	$—
Cash Flow items impacted by change:
Net income	6,360	5,033	1,327
Depreciation and amortization	10,283	12,206	(1,923)
Income tax receivable	(8,919)	(9,515)	596
Total adjustments	—	—	—
Net cash used by operating activities	(6,250)	(6,250)	—
Net cash used by investing activities	(27,646)	(27,646)	—
Net cash provided by (used in) operating activities	(30,139)	(30,139)	—
Net decrease in cash and cash equivalents	(64,035)	(64,035)	—
Cash and cash equivalents, beginning of period	241,250	241,250	—
Cash and cash equivalents, end of period	$177,215	$177,215	$—

Note 16 – Litigation, page 15 and 16

11.    We note from your disclosure that WWE filed several lawsuits against the Company and your joint venture with THQ.  In the “WWE Action” as described in your disclosure on page 18 of Form 10-K for the fiscal year ended December 31, 2008, it appears that among other things, WWE is declaring that the video game license with the joint venture and an amendment to your toy licenses with WWE are void and unenforceable.  In the “JV action,” WWE seeks, among other things, a declaration that WWE is entitled to terminate the video game license in connection with sales of WWE video games in Japan and other countries in Asia and monetary damages.  Considering the significant impact that these business relationships with the WWE have on your results of operations, please revise your MD&A in future filings to quantify the potentially adverse consequence to your business, future statement of position, future results of operations and future cash flows if WWE prevails in each of its claims against you, THQ and the joint venture with THQ.  Also, as it relates to the aforementioned, please separately disclose the potentially adverse consequence to your future statement of position, future results of operations and cash flows if you are required to indemnify THQ and Mr. Farrell in the event that WWE prevails on any of its claims against THQ and Mr. Farrell.  As part of your response, please provide us with your proposed future disclosure.

Response:

Please be advised that the action against Jakks referenced in this comment, the WWE Action, has been dismissed and the dismissal has been affirmed by the Second Circuit Court of Appeals.  As explained in our litigation disclosure, WWE also made the virtually identical allegations in its action filed in Connecticut State Court, which claims were also dismissed on summary judgment in August 2008 (from which WWE’s appeal is now pending before the Connecticut Supreme Court).  The JV Action is not against Jakks and is the subject of a pending motion to strike and for summary judgment.  While THQ has filed a contingent cross-complaint in Connecticut against JAKKS in the event that WWE’s now-dismissed claims were to be reinstated on appeal and then proven, because WWE’s claims against THQ Inc. and Mr. Farrell in the WWE Action have also been dismissed in both Federal and Connecticut State Court, there is no extant claim in the WWE Action on which indemnification by THQ or Mr. Farrell could now be sought.  Please refer to our litigation disclosure for a full description of these claims and cross-claims.  Accordingly, we respectfully request that this comment be waived.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

12.    We note from your disclosure that the decrease in net sales for the Traditional Toys segment in the first quarter of 2009 as compared to the first quarter of 2008 was primarily due to lower sales of several products and /or brands (see page 20 for the list of products and brands).  In this regard, please quantify each material factor (i.e., such as price change and/or volume changes) attributable to each product or brand, and discuss and quantify separately the effect on operations attributable to each material factor causing the aggregate change in net sales from period to period.  Also, discuss the nature of or reason for the change in each material factor associated with the period-over-period change separately for each product or brand.  Your cost of sales analysis for the Traditional Toys segment should also be revised accordingly to discuss for example the reason or factors that caused your product mix to change, causing more sales of higher cost products, which decreased your 2009 gross margins.  You should not only identify that you experienced more sales of higher product costs items, but should also analyze the reason underlying this period-over-period change in product mix.  The analysis should reveal underlying material causes of the matters described and any future impact on operating results.  A thorough analysis involves discussing both the intermediate effects of those material factors and the reason underlying those intermediate effects associated with the material causes for the change from period to period.  You should provide enough information in your analysis to enable investors to see the company through the eyes of management.  Please consider the above comment for all your disclosures in your results of operation section within MD&A.  See Item 303 of Regulation S-K and FR-72 for guidance.

Response:

In all future applicable filings, beginning with the Form 10-Q for the quarter ended June 30, 2009, we will provide the requested expanded analysis of results. Below please find the MD&A for the recently filed Form 10-Q.

Comparison of the Three Months Ended June 30, 2009 and 2008

Net Sales

Traditional Toys.  Net sales of our Traditional Toys segment were $126.5 million in 2009, compared to $131.1 million in 2008, representing a decrease of $4.6 million, or 3.5%.  The decrease in net sales was primarily due to lower unit sales of  our WWE®, Narnia® and Pokemon® action figures and accessories, and other JAKKS products, including Plug It In & Play TV Games™, Neopets® and Care Bears® plush, Speedstacks®, JAKKS™ dolls and pretend play products based on Hannah Montana®, Camp Rock™ dolls, and junior sports products. This was offset in part by increases in unit sales of some products, including Club Penguin™ and Smurfs® plush, Cabbage Patch Kids®, In My Pocket & Friends™ , SpongeBob Squarepants and Discovery Kids® toys,  Fly Wheels® and Nascar® vehicles, UltiMotion™ electronics, and role-play and dress-up toys, including those based on Disney classic princesses and fairies characters, and the contribution to sales from our Tollytots, Kids Only and Disguise acquisitions of $29.2 million.

Craft/Activity/Writing Product.  Net sales of our Craft/Activity/Writing Products were $14.8 million in 2009, compared to $10.6 million in 2008, representing an increase of $4.2 million, or 39.6%.  The increase in net sales was primarily due to increases in unit sales of our Girl Gourmet™ and Spa Factory™ activity toys and our Flying Colors® and Vivid Velvet® activities products, offset in part by decreases in unit sales of Creepy Crawlers activities products, our Spinz™ writing instruments and our Pentech™ and Color Workshop® writing instruments and related products.

Pet Products.  Net sales of our Pet Products were $3.5 million in 2009, compared to $3.6 million in 2008, representing a decrease of $0.1 million, or 2.8%.  The decrease is mainly attributable to the less available shelf space for pet products at some of our major customer retail stores, and lower unit sales of consumable pet products. Sales of pet products were led by our AKG licensed line of products.

Cost of Sales

Traditional Toys.  Cost of sales of our Traditional Toys segment was $132.9 million, or 105.1% of related net sales, in 2009, compared to $82.6 million, or 63.0% of related net sales, in 2008, representing an increase of $50.3 million, or 60.9%.  This increase is primarily due to charges of $18.8 million related to the write-down of certain excess and impaired inventory and $32.6 related to the write-down of license advances and minimum guarantees that are not expected to be earned out through sales of that licensed product. Excluding these one time charges, cost of sales decreased by $1.1 million to $81.5 million, or 64.4% of net sales, which primarily consisted of a decrease in product costs of $0.4 million, which is in line with the lower volume of sales.  Product costs as a percentage of sales increased primarily due to the mix of the product sold with higher product cost.  Furthermore, royalty expense for our Traditional Toys segment decreased by $1.2 million and as a percentage of net sales due to lower volume of sales and to changes in the product mix. Our depreciation of molds and tools increased by $0.5 million primarily due to increased purchases of molds and tools in this segment.

Craft/Activity/Writing Products.  Cost of sales of our Craft/Activity/Writing Products segment was $13.8 million, or 93.0% of related net sales, in 2009, compared to $6.6 million, or 62.8% of related net sales, in 2008, representing an increase of $7.2 million, or 109.1%.  This increase is primarily due to charges of $4.5 million related to the write-down of certain excess and impaired inventory and $0.3 related to the write-down of license advances and minimum guarantees that are not expected to be earned out through sales of that licensed product.  Excluding these one time charges, cost of sales increased by $2.4 million to $9.0 million, or 60.8% of net sales, which primarily consisted of an increase in product costs of $2.6 million, which is in line with the higher volume of sales.  Product costs as a percentage of net sales increased primarily due to the mix of the product sold and higher sales of closeout product.  Royalty expense decreased by $0.4 million and as a percentage of net sales due to changes in the product mix to more products with higher royalty rates from products with lower royalty rates or proprietary products with no royalty rates.

Pet Products.  Cost of sales of our Pet Pal line of products was $4.2 million, or 119.5% of related net sales, in 2009, compared to $3.1 million, or 87.3% of related net sales, in 2008, representing an increase of $1.1 million, or 35.5%.  This increase is primarily due to charges of $0.8 million related to the write-down of certain excess and impaired inventory and $0.4 related to the write-down of license advances and minimum guarantees that are not expected to be earned out through sales of that licensed product.  Excluding these one time charges, cost of sales was comparable year over year.  Product costs increased by $0.6 million, which is in line with the higher volume of sales.  Product costs as a percentage of net sales increased primarily due to the mix of the product sold and sell-off of closeout product.  Royalty expense decreased by $0.6 million and as a percentage of sales due to changes in the product mix to products with lower royalty rates or proprietary products with no royalty rates from more products with higher royalty rates.

Comparison of the Six Months Ended June 30, 2009 and 2008

Net Sales

Traditional Toys.   Net sales of our Traditional Toys segment were $224.1 million in 2009, compared to $250.1 million in 2008, representing a decrease of $26.0 million, or 10.4%.  The decrease in net sales was primarily due to lower unit sales of our WWE®, Narnia® and Pokemon® action figures and accessories, and other JAKKS products, including Plug It In & Play TV Games™, Neopets®, Doodle Bears® and Care Bears® plush, Cabbage Patch Kids®, Speedstacks®, JAKKS™ dolls and pretend play products based on Hannah Montana®, Camp Rock™ dolls, Sweet Secrets and junior sports products. This was offset in part by increases in unit sales of some products, including Club Penguin™ and Smurfs® plush,, In My Pocket & Friends™, SpongeBob Squarepants and Discovery Kids® toys,  Fly Wheels® and Nascar® vehicles, UltiMotion™ electronics, and role-play and dress-up toys, including those based on Disney classic princesses and fairies characters, and the contribution to sales from our Tollytots, Kids Only and Disguise acquisitions of $38.7 million.

Craft/Activity/Writing Products.  Net sales of our Craft/Activity/Writing Products were $22.4 million in 2009, compared to $16.7 million in 2008, representing an increase of $5.7 million, or 34.1%.  The increase in net sales was primarily due to increases in unit sales of our Girl Gourmet™ and Spa Factory™ activity toys, offset in part by decreases in unit sales of our Creepy Crawlers activities products, our Spinz™ writing instruments and our Pentech™ and Color Workshop® writing instruments and related products.

Pet Products.  Net sales of our Pet Products were $7.1 million in 2009, compared to $8.9 million in 2008, representing a decrease of $1.8 million, or 20.2%.  The decrease is mainly attributable to the less available shelf space for pet products at some of our major customer retail stores, and lower unit sales of consumable pet products. Sales of pet products were led by our AKG licensed line of products.

Cost of Sales

Traditional Toys.  Cost of sales of our Traditional Toys segment was $196.1 million, or 87.5% of related net sales, in 2009, compared to $157.0 million, or 62.7% of related net sales, in 2008, representing an increase of $39.1 million, or 24.9%.  This dollar increase is primarily due to charges of $18.8 million related to the write-down of certain excess and impaired inventory and $32.6 related to the write-down of license advances and minimum guarantees that are not expected to be earned through sales of that licensed product. Excluding these one time charges, cost of sales decreased by $12.3 million to $144.7 million, or 64.6% of net sales, which primarily consisted of a decrease in product costs of $9.8 million, which is in line with the lower volume of sales.  Product costs as a percentage of sales increased primarily due to the mix of the product sold with lower product cost.  Furthermore, royalty expense for our Traditional Toys segment decreased by $3.5 million and as a percentage of net sales due to lower volume of sales and to changes in the product mix. Our depreciation of molds and tools increased by $0.9 million primarily due to increased purchases of molds and tools in this segment.

Craft/Activity/Writing Products.  Cost of sales of our Craft/Activity/Writing Products segment was $19.0 million, or 84.9% of related net sales, in 2009, compared to $11.3 million, or 68.0% of related net sales, in 2008, representing an increase of $7.7 million, or 68.1%.  This increase is primarily due to charges of $4.5 million related to the write-down of certain excess and impaired inventory and $0.3 related to the write-down of license advances and minimum guarantees that are not expected to be earned out through sales of that licensed product.  Excluding these one time charges, cost of sales increased by $2.9 million to $14.2 million, or 63.4% of net sales, which primarily consisted of an increase in product costs of $2.0 million, which is in line with the higher volume of sales.  Product costs as a percentage of net sales increased primarily due to the mix of the product sold and higher sales of closeout product.  Royalty expense increased by $0.8 million and as a percentage of net sales due to changes in the product mix to more products with higher royalty rates from products with lower royalty rates or proprietary products with no royalty rates.

Pet Products.  Cost of sales of our Pet Pal line of products was $7.5 million, or 106.3% of related net sales, in 2009, compared to $6.4 million, or 72.0% of related net sales, in 2008, representing an increase of $1.1 million, or 17.2%.  This increase is primarily due to charges of $0.8 million related to the write-down of certain excess and impaired inventory and $0.4 related to the write-down of license advances and minimum guarantees that are not expected to be earned out through sales of that licensed product.  Excluding these one time charges, cost of sales was comparable year over year.  Product costs increased by $0.1 million, which is in line with the higher volume of sales.  Product costs as a percentage of net sales increased primarily due to the mix of the product sold and sell-off of closeout product.  Royalty expense decreased by $0.1 million, but increased as a percentage of sales due to changes in the product mix to more products with higher royalty rates from products with lower royalty rates or proprietary products with no royalty rates.

The Company herewith acknowledges that i) the Company is responsible for the adequacy and accuracy of the disclosure in this filing, ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing, and iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been helpful in answering the questions contained in your letter.  Of course, if you have any further comments or require any further information, please do not hesitate to call me at 310-455-6210.

Very truly yours,

Joel M. Bennett
Chief Financial Officer